Mail Stop 4561


								July 3, 2006






Ms. Maria L. Bouvette
President and Chief Executive Officer
Porter Bancorp, Inc.
2500 Eastpoint Parkway
Louisville, Kentucky 40223


Re: 	Porter Bancorp, Inc.
      Amendment Number Two to Registration Statement on Form S-1
      File No. 333-133198
      Filed June 21, 2006

Dear Ms. Bouvette:

      We have reviewed your filings and have the following initial comments; we intend to issue additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. We note various references to Mr. Porter and Ms. Bouvette owning
"more than 50%" of your stock. Please revise each of these references to disclose the actual percentage owned.

2. As we requested in comment 11 of our letter to you dated June
15,
2006, please revise each of your references to non-voting common stock throughout the filing to state that this stock is automatically convertible into voting stock. Please provide an explanation of the conversion terms as appropriate.


Overview, page 1
3. We note your responses to comment 1 of our letter to you dated June 15, 2006. Please disclose any relationship between Mr. Porter and Ms. Bouvette and disclose the actual percentage beneficially owned by each. Please disclose the percentage beneficially owned by
Mr. Porter`s brother and by officers and directors as a group.


History and Growth, page 1

4. Please disclose that in December 31, 2005, approximately four months before you filed your registration statement, you paid Mr. Porter, Ms. Bouvette and Mr. Porter`s brother over 872,000 shares of your common stock based upon a value of $25.50 per share, in three separate related party transactions. As we requested in comment 10 of our letter dated June 16, 2006, once you have determined the estimated initial public offering price of your common stock, please identify, using bullet points, each of the significant factors contributing to the difference between your estimated IPO price per share and price you established on December 31,2005.

5. As we requested in comment 2 of our letter to you dated June
15,
2006 please revise this section as follows:
* disclose actual results, not compound annual growth since your growth has not been constant each year;
* disclose data for interest income and interest expense; and
* substantiate your claim that you have "experienced substantial net income ...growth" by providing data regarding net income and by disclosing that because of your subchapter S status you were not subject to income taxes and that in the future you will be subject to a tax of 34 percent and your net income will be reduced accordingly.

Risks Relating to This Offering, page 17
6. We note your response to comment 5 of our letter to you dated
June
15, 2006. As we requested clarify, on page 17. whether they will in fact have control by, for instance, replacing the terms "controlling influence" on the fifth line with "control" and replacing "may" on the sixth line with "will." Please explain, using examples, of the actions that they can take unilaterally without the approval of other shareholders. Please make similar revisions to the discussion on pages 79-80.

7. We note your response, on page 18, to comment 6 of our letter dated June 16, 2006 addressing your exemption from Nasdaq corporate governance rules. Please revise this disclosure as follows:
* list all Nasdaq requirements that you may elect not to comply with:
* identify those that you currently will not comply with and note that you can change your mind at any time without stockholder consent;
* revise your statement in the third paragraph that "a majority of our directors are independent directors" to indicate whether they were selected by Mr. Porter and Ms. Bouvette.
   Please make similar changes in your discussion on pages 78-80.

8. We note your response, on page 19, to comment 6 of our letter dated June 16, 2006 addressing dilution. As we requested, clarify whether "some" or all existing shareholders paid less than your offering price. In addition, please disclose the price paid or assumed, the fact that your Chairman and CEO and their family entities received over 872,000 shares of the stock at $25.50 and the date of the sale.

Potential Consequences of Control on Corporate Governance, page 79
9. We note your response, on page 79, to comment 7 of our letter dated June 16, 2006 addressing dilution. Please revise this section as follows:
* as we requested, revise the caption to include the concept of control of the Board and the Company by Mr. Porter and Ms. Bouvette and Mr. Porter`s brother;
* as we requested, disclose, in the third paragraph on page 80,that each of your directors was selected by Mr. Porter and Ms. Bouvette;
and
* disclose those actions that can be taken by written consent of Mr.
Porter, Ms. Bouvette, Mr. Porter`s brother and the directors and officers without prior notice to shareholders.

Certain Relationships and Related Transactions, page 88

10. As we requested in comment 10 of our letter dated June 16, 2006, once you have determined the estimated initial public offering price of your common stock, please provide detailed analysis of the reasons for the difference between the IPO price and the price of $25.50 which you used on December 31, 2005, as the basis for selling stock to your Chairman, CEO, CFO and other related parties.

11. We note your response, on page 88, to comment 9 of our letter dated June 16, 2006 relating to the three related party transactions.
As we requested, please provide more detailed disclosure including but not limited to the following:
* as we requested, disclose, in each of the three subsections the amount and percentage of stock owned by related parties and identify each of them by name and by relationship;
* disclose the price per share originally paid by the related parties for their interest in each of the three entities and the date of the original purchase;
* disclose the price per share that you paid and when you paid it for the interests that you had before the reorganization in each of the three entities;
* disclose, on page 88, how much of the minority interest in Ascencia was beneficially owned by related parties;
* provide detailed disclosure and quantitative data, on page 88, in separate paragraphs the basis on which you determined to pay related parties 1.90 times book value for their aggregate one third interest in each of Ascencia and Mammoth and disclose the procedures utilized and disclose whether or not you obtained an appraisal of these shares;
* provide more detail as to the basis for paying 2.75 times book value to your Chairman and CEO fro BBA and only 1.9 for Ascencia and
Mammoth;
* explain or delete your claim, in the first full paragraph on page
89, that the negotiations for each of the transactions were "arms length;" in light of the interests and roles of your Chairman, CEO,
CFO and Chairman`s brother on both sides of each transaction;
* provide substantially more detail, on page 89, regarding the basis for your determination that on December 31, 2005 your stock was worth
$25.50 per share including the aggregate value of the company, the multiple of book value used to determine the price, the methodology utilized and the comparable data utilized;
* as we requested disclose, on page 89, whether the "independent regional investment banking and consulting firm had any relationship, direct or indirect, with any of the related parties or any entities with which they are affiliated;
* as we requested, revise your statement, on page 89, that federal and stare bank regulatory authorities "approved" the financial and other terms of each of the three transactions to explain the limited nature of the "approval;" and
* provide us with a copy of the fairness opinion, to which you refer on pages 89 and 90 and a copy of the proxy statement and placement memorandum to which you refer on page 90.



      * * * * * * * * * * * * *



      After we issue additional comments, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Lisa A. Haynes at (202) 551-3424 or Donald
A.
Walker at 202-551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact either
Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3491
with
any other questions.


						Sincerely,



						Todd K. Schiffman
						Assistant Director





cc. 	Alan K. MacDonald, Esquire
      Frost Brown Todd LLC
      Suite 3200
      400 West Market Street
      Louisville, Kentucky 40202






Ms. Maria L. Bouvette
Porter Bancorp, Inc.
July 3, 2006
Page 1